Filed by ReNew Energy Global Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

Bloomberg Interview with ReNew Energy

Participants: Rishaad Salamat, Sumant Sinha

April 7, 2021

Rishaad Salamat

Tell us how all this is going and why you’ve decided to go on this SPAC route rather than just a traditional initial public offering.

Sumant Sinha

Yeah. Well, thank you so much for having me on the show. Look, our intention was to eventually get listed in a new market that made the most sense for us. And between the Indian market and the overseas markets, we felt that with the (INAUDIBLE) investing and the deeper pool of capital available outside of India, we felt that perhaps a market outside India would probably make more sense.

In addition to that, you know, what the SPAC offers us really is a way to get listed, and that was really the reason that we chose it. In a typical IPO, you would really file with the SEC first, go through that process, and then go to market and actually get the IPO done. In a SPAC, the fundamental difference is you go ahead, you lock in the book. Of course, the SPAC as well, the pipe investors. And then after that, you file with the SEC and then close the transaction.

And so really that was to our mind fundamentally the only difference. The eventual end goal was to get a listing in a market that made sense for us, and that’s really what we are achieving through the SPAC transaction. So that’s why we went ahead and did what we did.

Rishaad Salamat

I mean, so Sumant, what are you going to use the money for here that you raise? How much are you looking at? And this is all a part of your diversification program. I mean, you’ve been talking about new areas like solar equipment manufacturing and power distribution here as well. Is that the key for what happens next at ReNew?

Sumant Sinha

Yeah. Well, you know, as part of this transaction, we raised $1.2 billion, out of which there was an $855 million pipe that we’ve done. Now off that, $700 million will be gross proceeds to the company. The balance, $0.5 billion, is essentially a secondary transaction. Now, off the $700 million, the bulk of it frankly will go to fund our existing growth in our core business. That is wind and solar farms. So the bulk of it is going to go there. Some smaller amount will go to pay down some of our existing debt as well.

Now, in terms of the diversification opportunities that you referred to, yes, we are looking at both of those areas. As you know, in solar manufacturing--in solar panels, the government has now announced a position of customs duties. And so, therefore, I think it makes eminent sense to look at manufacturing in India, and it is for that reason that we’ve chosen to think about backward integrating into manufacturing.

But let me hasten to add that it’s really only for supplying to ourselves. So it’s really a dedicated backward integrated manufacturing plan to supply our own needs, fundamentally, is what we are thinking.

Unknown

Sumant, ReNew has been looking at asset monetization. In fact, you were considering a state sale to Thailand’s PTT. That is now off the table. Is asset monetization still on the cards for you?

Sumant Sinha

Yeah. You know, it’s something that I think every renewable energy company globally is now looking at because, obviously, there is such a tremendous growth in our sector and there is so much opportunity to keep adding more and more capacity. Sometimes that capacity outpaces our ability to raise financing and keep things on our books. So every now and then, it makes sense for us to recycle capital.

And at different points in time, you know, that could be for a different percentage of our portfolio. You know, I won’t specify anything right now, but I think it’s a very well-accepted practice globally where renewable energy companies create assets. And for some part of their portfolio--it could be 10%, 20%, et cetera—they tend to recycle by getting in minority investors who are outright selling those assets, and really investing the capital for getting further growth. And I think that’s very healthy. I think it makes eminent sense, and that’s something that we will look to do as well in the future.

Unknown

The thing is foreign investors have been looking to Indian players. We’re seeing the likes of Petronas, Total, all tying up with Indian energy companies. How do you see that changing the landscape in India?

Sumant Sinha

Well, you know, I don’t think it’s going to change the landscape very fundamentally, but I think it’s really good to see the amount of interest that we are seeing from foreign capital to come into India. You know, India’s requirements and needs are absolutely massive, and the decisions that India takes, the path that India follows, will have a very fundamental impact on the world’s ability to deal with climate change. And so, therefore, the government’s target is to add 450,000 megawatts or 450 gigawatts of new renewable capacity by 2030.

Now, that’s going to require almost $0.5 trillion of new capital. And, therefore, we need really a lot of different people to be interested in investing in India. And so, therefore, getting in foreign strategics, foreign sovereign wealth funds, foreign pension funds; you know, domestic companies who come into the sector I think is very healthy, and I think we need more of that. And by the way, to your earlier question, it does also therefore allow companies like us to recycle some of our capital and then continue to reinvest for growth.

So I think it’s a very healthy development to see so much interest in India’s renewable energy story. I think it can only help us meet the targets that the country has set.

Rishaad Salamat

Sumant, I want to go back to the answer you gave me a short while ago about building your own solar equipment. The point is, can you make it as cheaply as a pure solar equipment manufacturer? Surely, you’d be paying more and it wouldn’t be worth it.

Sumant Sinha

No, I agree with you, Rishaad, that is absolutely the case that manufacturing costs in India, especially in the beginning, are likely to be higher than, let’s say, manufacturing costs in China, which is where, as we all know, the bulk of the world’s manufacturing capacity is sitting right now. But India has now imposed customs duties that will come into effect from April one of next year of 40% for solar panel imports. And that, therefore, gives us enough room to come in under the cost of Chinese imports plus the 40%.

There is enough room for encouraging Indian manufacturers to come in and set up capacity, and we believe that that’s--you know, it’s going to be fundamentally cheaper than the level of Chinese imports plus 40%, even if it has to be 15%, 20% more expensive than Chinese, you know, imports, but certainly will be less than the customs duty as well. So, therefore, that’s really the logic and the rationale, and that’s really why the government has encouraged manufacturing in solar.

There’s also a production link incentive scheme that they’ve announced (INAUDIBLE) solar manufacturers in the country. And look at it this way, India is going to be installing 30,000 to 40,000 megawatts of solar every year. We can’t continuously keep importing that amount of solar (INAUDIBLE) from areas outside of India. We have to have a domestic manufacturing industry that essentially gives us the wherewithal to have a larger part of the value chain in the country.

So I think in that sense, the government’s program makes sense. And I think it’s imperative and important for companies like ours which are large and have our own use of the solar modules to really think about getting into the manufacturing side as well, rather than let anybody else get in. So I think that’s really where the logic and the rationale (INAUDIBLE) from.

Unknown

But having said that, Sumant, the protectionist policies, protectionist tariffs imposed on imported solar panels, solar power, is making the industry less competitive. Realistically, when do you see that being done away with?

Sumant Sinha

Well, you know, the interesting thing here is that this is really where the story gets really interesting. Solar prices in India, solar power prices in India are now 50% the price of coal-based power. And so that gives us tremendous room to not just have domestic manufacturing, because that increases the cost of solar by a scant maybe 10%. And so we’ll still be 40% cheaper than coal-based power, and still about 20%, 25% cheaper than wind, which is the other alternative for renewable energy.

And so it still gives a lot of opportunity, for example, for battery-based storage to come in as well, and start smoothing (PH) out solar. So I think the point I’m making is that solar (INAUDIBLE) have come down to such an extent, solar costs have come in such an extent that it does give us freedom and flexibility for the government to start adding on some of these new things like manufacturing, backward integration, as well as trying to smooth out the intermittency of solar by coming out of storage based solutions on solar.

And I think that’s really a fundamental stage that has happened in renewable energy over the last few years, that solar and both wind have become so much cheaper than any other form of electricity. And that is something that—

Rishaad Salamat

Sumant—

Sumant Sinha

—is still not very well (PH) recognized.

Rishaad Salamat

Sumant, in 20 seconds, is India on course for this 450 gigawatt target that they have, and are they giving you enough support here and the green side of things enough support? Twenty seconds, please.

Sumant Sinha

Yeah, look, it’s a little bit nuanced. The central government is trying their best, and I think left to themself, we would actually be hitting the target quite handily. I think really where the issue is is in the state governments (INAUDIBLE) a lot of the distribution utilities in India and where, ultimately, they are the ones who deal with the consumers. I think that a lot of reform needs to happen at that part of the value chain to really help us meet the target eventually.

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by PubCo or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PubCo and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PubCo intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of PubCo and a prospectus of PubCo. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and PubCo shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and PubCo are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.